15027418

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB Number:	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 27 2015
WASH, D.C.
201

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48630

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/2014 (MM/DD/YY) **AND ENDING** 6/30/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Puplava Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10809 Thornmint Road, Second Floor
(No. and Street)

San Diego, California 92127
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Puplava (858) 487-3939
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson CPA
(Name - if individual, state last, first, middle name)

18425 Burbank Boulevard, Suite 606, Tarzana, CA 91356
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Puplava, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Puplava Securities, Inc., as of June 30, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

PRESIDENT

Title

State of California
County of San Diego

On August 21st, 2015, before me appeared James Puplava, who proved to me on the basis of satisfactory evidence to be the person whose name is subscribed to the within instrument and acknowledged to me that she executed the same in her authorized capacity, and that by her signature on the instrument the person, or the entity on behalf of which the person acted, executed the instrument.

I certify under PENALTY OF PURJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

D Cabrera

Notary Public

D. CABRERA
Commission # 1990378
Notary Public - California
San Diego County
My Comm. Expires Oct 1, 2016

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PUPLAVA SECURITIES, INC.
(A Wholly-owned Subsidiary of Puplava Financial Services, Inc.)

Table of Contents

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Puplava Securities, Inc.
San Diego, California

I have audited the accompanying statement of financial condition of Puplava Securities, Inc. as of June 30, 2015 and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Puplava Securities, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Puplava Securities, Inc. as of June 30, 2015 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information for the year ended June 30, 2015 (Schedule I, Statement of Net Capital Under Rule 15c3-1, Schedule II, Determination of Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption)) has been subjected to audit procedures performed in conjunction with the audit of Puplava Securities, Inc.'s financial statements. The supplemental information is the responsibility of Puplava Securities, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on supplemental information, I evaluated whether the supplemental information, including the form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
August 21, 2015

PUPLAVA SECURITIES, INC.

(A Wholly-owned Subsidiary of Puplava Financial Services, Inc.)

Statement of Financial Condition

June 30, 2015

ASSETS

Cash and cash equivalents	$148,080
Securities owned, at fair market value	443,131
Commissions receivable	6,392
Deposits with clearing organization	101,059
Deferred income taxes	45,051
	$743,713

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued liabilities	$ 69,670
Stockholder's equity	
Common stock, no par value, 100,000 shares authorized, 100 shares issued and outstanding	30,000
Paid-in capital	42,793
Retained earnings	601,250
Total stockholder's equity	674,043
	$743,713

See notes to financial statements.

PUPLAVA SECURITIES, INC.

(A Wholly-owned Subsidiary of Puplava Financial Services, Inc.)

Statement of Income

Year Ended June 30, 2015

Revenues	
Commissions	$1,219,537
Fees and other revenues	253,340
Interest	8,412
Other income	38,657
Total revenues	1,519,946
Expenses	
Clearing and other charges	404,611
Commissions	375,666
Compensation and benefits	354,198
Expense sharing	133,866
Investment loss	72,869
Information services	49,482
Taxes, licenses, and registrations	39,128
Outside services	31,026
Insurance	30,945
Interest	2,601
Other	13,841
Total expenses	1,508,233
Income before income taxes	11,713
Income tax expense	(2,928)
Net income	$ 8,785

See notes to financial statements.

PUPLAVA SECURITIES, INC.

(A Wholly-owned Subsidiary of Puplava Financial Services, Inc.)

Statement of Changes in Stockholder's Equity

Year Ended June 30, 2015

	Common Stock		*Paid-in*	*Retained*	
	Shares	***Amount***	***Capital***	***Earnings***	***Total***
Balance, July 1, 2014	100	$30,000	$42,793	$592,465	$665,258
Net income	-	-	-	8,785	8,785
Balance, June 30, 2015	100	$30,000	$42,793	$601,250	$674,043

See notes to financial statements.

PUPLAVA SECURITIES, INC.

(A Wholly-owned Subsidiary of Puplava Financial Services, Inc.)

Statement of Cash Flows

Year Ended June 30, 2015

Cash flows from operating activities	
Net income	$ 8,785
Adjustments to reconcile net income to net cash from operating activities	
Investment loss	72,869
Deferred income taxes	(13,995)
Changes in operating assets and liabilities	
Commissions receivable	1,790
Deposits with clearing organization	(682)
Accounts payable and accrued liabilities	(9,378)
Current income taxes	61,920
Net cash from operating activities	121,309
Cash flows from investing activities	
Securities owned	(4,257)
Securities sold not yet purchased	(8,043)
Net cash from investing activities	(12,300)
Cash flows from financing activities	-
Net increase in cash and cash equivalents	109,009
Cash and cash equivalents	
Beginning of year	39,071
End of year	$148,080
Supplemental disclosure of cash flow information	
Interest paid	$ 2,601
Taxes paid	$ -

See notes to financial statements.

Notes to Financial Statements

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. Puplava Securities, Inc. (the "Company") is a registered broker-dealer licensed by the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company provides broker-dealer services as an introducing broker-dealer clearing customer transactions through another broker-dealer on a fully disclosed basis.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue Recognition. Commission revenue is recognized on a trade date basis. Fee income is recognized as earned.

Advertising Costs. Advertising and promotion costs are expensed as incurred.

Cash and Cash Equivalents. The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Securities Owned. Securities owned are stated at market value, based on quoted market prices.

Income Taxes. Income taxes are accounted for using the liability method whereby deferred tax asset and liability account balances are calculated at the balance sheet date using the current tax laws and rates in effect.

Concentration of Credit Risk. The company maintains cash balances with various financial institutions. Management performs periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material credit losses from these instruments.

Receivables are due primarily from financial institutions such as investment companies, insurance companies, and clearing broker/dealers. These entities are geographically dispersed across the United States. The Company maintains individually significant receivable balances with major financial institutions. If the financial condition and operations of these institutions deteriorate substantially, the Company's operating results could be adversely affected. No allowance for doubtful accounts was considered necessary at June 30, 2015.

Financial Instruments. The carrying values reflected in the statement of financial condition at June 30, 2015 reasonably approximate the fair values financial instruments. In making such assessment, the Company has utilized discounted cash flow analyses, estimates, and quoted market prices as appropriate. No allowance for potential credit losses was considered necessary at June 30, 2015.

2. FAIR VALUE MEASUREMENTS

The Company follows a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

- Level 1 inputs are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included with level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following is a description of the valuation methodologies used for assets measured at fair value.

- Money Market Funds: Valued at quoted market prices.
- Equity securities: Valued at quoted market prices.
- Precious metals: Valued at quoted market prices.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of June 30, 2015:

	Level 1	*Level 2*	*Level3*	*Total*
Securities owned				
Money market funds	$ 88,650	$ -	$ -	$ 88,650
Equity securities	279,460	-	-	279,460
Precious metals	75,021	-	-	75,021
	$443,131	$ -	$ -	$443,131

3. INCOME TAXES

The Company does not file consolidated income tax returns. The Company uses the liability method of accounting for income taxes whereby deferred tax asset and liability account balances are calculated at the balance sheet date using the current tax laws and rates in effect. The Company is no longer subject to federal, state, or local tax examinations by taxing authorities for years before 2012.

The effective income tax rate varies from the statutory federal income tax rate of 34% for the following reasons:

Computed "expected" federal income tax expense	$ 3,982
State income tax benefit, net of federal benefit	800
Effect of rate and other adjustments	(1,854)
Income tax expense	$ 2,928

At June 30, 2015, the Company had net deferred tax assets and liabilities as follows:

Effect of cash method for income taxes	$ 18,983
Unrealized investment loss	6,411
Net operating loss caryforward	19,657
Deferred tax asset (liability), net	$ 45,051

4. RELATED PARTY TRANSACTIONS

The Company is a wholly owned subsidiary of Puplava Financial Services, Inc. ("PFS"). PFS is a registered investment advisor which clears certain securities transactions through the Company. PFS has an expense sharing agreement with the Company involving the use of certain facilities and administrative assistance. Under this agreement, PFS charged the Company expenses of $133,866 in fiscal 2015.

5. NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at June 30, 2015 was 0.1228 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At June 30, 2015, the Company had net capital of $567,356 which was $467,356 in excess of the amount required by the SEC.

6. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3

The Company relies on Section (k) (2) (ii) of the Securities Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

7. OFF BALANCE SHEET RISK

As discussed in Note 1, the Company does not hold customer segregated cash or securities balances. Transactions are processed by a clearing firm on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The Company seeks to control such credit risk by monitoring its exposure to the risk of loss daily, on an account-by-account basis. At June 30, 2015, the Company was not responsible for any unsecured debits and did not have any open positions in its trading accounts.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events from the statement of financial condition date through August 21, 2015 the date at which the financial statements were issued, and determined there are no other items to disclose.

*****

PUPLAVA SECURITIES, INC.

(A Wholly-owned Subsidiary of Puplava Financial Services, Inc.)

Schedule I
Computation of Net Capital
Pursuant to SEC Rule 15c3-1

June 30, 2015

Total stockholder's equity	$674,043
Less non-allowable assets	
Deferred income taxes	45,051
Net capital before charges on security positions	628,992
Less charges on security positions	
Securities owned	58,697
Undue concentration	2,939
Net capital	$567,356
Total aggregate indebtedness, excluding securities sold not purchased	$ 69,670
Ratio of aggregate indebtedness to net capital	0.1228
Minimum net capital required	$100,000

Note: *There are no differences between the net capital reported above and the net capital reported on Form FOCUS X-17A-5 Part IIA at June 30, 2015.*

PUPLAVA SECURITIES, INC.

(A Wholly-owned Subsidiary of Puplava Financial Services, Inc.)

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

June 30, 2015

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k) (2) (ii) and, accordingly, has no reserve requirements. Consequently, a reserve requirement was not calculated in Part II of Form X-17A-5 of this Company's FOCUS report as of June 30, 2015; and a reconciliation to that calculation is not included herein.

PUPLAVA SECURITIES, INC.

(A Wholly-owned Subsidiary of Puplava Financial Services, Inc.)

Schedule III
Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3

June 30, 2015

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k) (2) (ii) and, accordingly, has no possession or control requirements.

PFS GROUP
STRATEGIC WEALTH BUILDERS

Mailing Address
Post Office Box 503147
San Diego, CA 92150-3147

Office Address
10809 Thornmint Road
Second Floor
San Diego, CA 92127-2403

Contact
(888) 486-3939 Toll Free
(858) 487-3939 Tel
(858) 487-3969 Fax

Websites
www.puplava.com
www.financialsense.com

July 25, 2015

Securities Investor Protection Corporation
P.O. Box 92185
Washington, D.C. 20090-2185

RE: Puplava Securities, Inc.
SIPC-7

To Whom It May Concern:

The following is the explanation for number 2c.(8) since the total deduction is greater than $100,000.00.

We have a broker dealer, Puplava Securities, Inc. (PSI) and an Investment Adviser, Puplava Financial Services, Inc. (PFS). The clearing firm for the broker dealer is National Financial Service, LLC.

NFS calculates and deducts the management fees from the advisory accounts of PFS. NFS pays all revenue and deducts all expenses directly from the broker dealer, PSI, since the clearing relationship is between NFS and PSI. The investment advisory management fees are received into PSI and are then paid out directly to PFS. PSI keeps no portion of the advisory fees it just passes them through to PFS from the clearing firm.

Should you need any further clarification, please contact me at 858-487-3939.

Sincerely,

James J. Puplava
President
Chief Compliance Officer

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 6/30/2015
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

048630 FINRA JUN
PUPLAVA SECURITIES INC
PO BOX 503147
SAN DIEGO CA 92150-3147

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

SANDY PAPPALARDO
(858) 487-3939

2. A. General Assessment (item 2e from page 2)		$ 1,473.78
B. Less payment made with SIPC-6 filed (**exclude interest**) JAN. 23, 2015 Date Paid		(746.43)
C. Less prior overpayment applied		(-0-)
D. Assessment balance due or (overpayment)		727.35
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		-0-
F. Total assessment balance and interest due (or overpayment carried forward)		$ 727.35
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 727.35	
H. Overpayment carried forward	$(-0-)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

PUPLAVA SECURITIES, INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

PRESIDENT
(Title)

Dated the 25TH day of JULY, 2015.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 7/1/2014 and ending 6/30/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,446,769
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-0-
(2) Net loss from principal transactions in securities in trading accounts.	-0-
(3) Net loss from principal transactions in commodities in trading accounts.	-0-
(4) Interest and dividend expense deducted in determining item 2a.	-0-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-0-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-0-
(7) Net loss from securities in investment accounts.	72,870
Total additions	72,870
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	283,083
(2) Revenues from commodity transactions.	-0-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	383,689
(4) Reimbursements for postage in connection with proxy solicitation.	-0-
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-0-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	10,014
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): SEE ATTACHED LETTER (Deductions in excess of $100,000 require documentation)	253,340
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -0-	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -0-	
Enter the greater of line (i) or (ii)	-0-
Total deductions	930,126.00
d. SIPC Net Operating Revenues	$ 589,513.00
e. General Assessment @ .0025	$ 1,473.78
	(to page 1, line 2.A.)

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

Independent Accountant's Report on Applying Agreed – Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

Board of Directors
Puplava Securities, Inc.
San Diego, California

In accordance with Rule 17a-5 (e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended June 30, 2015, which were agreed to by Puplava Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Puplava Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Puplava Securities, Inc.'s management is responsible for the Puplava Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement records entries from the cash disbursements journal and related bank statements and reconciliations, noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended June 30, 2015, as applicable with the amounts reported in Form SIPC-7 for the year ended June 30, 2015 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, such as clearing firms records supporting securities revenues, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, such as revenues from third party support and bank records supporting the adjustments, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
August 21, 2015

PFS GROUP
STRATEGIC WEALTH BUILDERS

Mailing Address
Post Office Box 503147
San Diego, CA 92150-3147

Office Address
10809 Thornmint Road
Second Floor
San Diego, CA 92127-2403

Contact
(888) 486-3939 Toll Free
(858) 487-3939 Tel
(858) 487-3969 Fax

Websites
www.puplava.com
www.financialsense.com

August 21, 2015

ASSERTIONS REGARDING EXEMPTION PROVISIONS

I, as Director of Puplava Securities, Inc. ("the Company"), am responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the Director of the Company hereby makes the following assertions:

Identified Exemption Provision:
The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3(k)(ii).

Statement Regarding Meeting Exemption Provision:
The Company met the identified exemption provision without exception throughout the period ending July 1, 2014 through June 30, 2015.

By:

James J. Puplava, Director

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Puplava Securities, Inc.
San Diego, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Puplava Securities, Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which Puplava Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) J.K.R. & Company Inc., stated that Puplava Securities, Inc., met the identified exemption provision throughout the most recent fiscal year without exception. Puplava Securities, Inc.'s management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Puplava Securities, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
August 21, 2015